

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2011

Via E-mail
Harry Schoell
Chairman and Chief Executive Officer
Cyclone Power Technologies, Inc.
601 NE 26th Court
Pompano Beach, Florida

> **Re:** **Cyclone Power Technologies, Inc.**
> **Registration Statement on Form 10**
> **Amended August 24, 2011**
> **File No. 000-54449**

Dear Mr. Schoell:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business Model, page 3

1. You do not appear to have provided the expanded description of each of your engines that clearly describes such engines as requested in prior comment 4; therefore, we reissue the comment.

2. Refer to prior comment 5. Given your financial condition it is unclear how you determined that your agreement with Raytheon is in the ordinary course of your business. Please provide us with your legal analysis that shows how you reached that conclusion. Cite all authority on which you rely. In addition, please explain the reference to "Independent Research and Development contracts" and explain why you have not filed these agreements.

3.   Disclose the total number of shares you have issued to Phoenix Power group under your agreement with them.

4.   Please tell us why you do not appear to have filed the license agreement with Advent Power Systems disclosed in the penultimate paragraph on page 3 as requested in our prior comment 6. Also, if that license agreement has a 20 year term, please tell us how the royalties are subject to further agreement of the parties. Refer to the applicable section of the agreement in your response.

5.   Please expand your disclosure of your sub-contractor agreement with Advent to describe the term and termination provisions.

Development Status of Technology, page 4

6.   Please clarify whether your engines have ever undergone customer testing and if so, how many and with what result. Also disclose that there is no guarantee that your engines will successfully meet customer expectations.

Prototyping and Manufacturing, page 5

7.   Please provide your legal analysis for not filing your agreement with TopLine as an exhibit. Cite all authority on which you rely. In addition, disclose what TopLine's "actual costs" are.

Competitive Business Conditions, page 5

8.   Your response to comment 10 does not provide us with the requested independent objective support for your beliefs regarding your competitive position including your claims that your product is superior, more efficient, more compact, more powerful and less expensive than competing products; therefore, to that extent we reissue the comment.

Item 2. Management's Discussion and Analysis and Plan of Operation, page 16

Critical Accounting Policies, page 18

9.   We see your response to prior comment 17; however, the revised disclosure does not appear to make substantive disclosure about critical accounting policies. As previously noted, critical accounting policy disclosure is intended to describe the uncertainties, subjectivity and potential variability of those policies dependent on significant estimates and judgments. This disclosure should describe uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time, including specific disclosure about why accounting estimates or assumptions bear the risk of change. For instance, we note that you have made the judgmental determination that the grant date quoted market price of your stock is not its fair value for stock compensation purposes. Further, while you have no completed products or recurring revenue streams and a history of losses and cash flow deficits, you

have made the judgmental determination that the carrying amount of your intangible assets is not impaired. Please appropriately expand.

Item 5. Directors and Executive Officers, page 22

10.   Please address the last sentence of comment 25.

11.   We note you continue to refer to Harry Schoell's award as engineer of the year from Vapor Trails Magazine; however, we were unable to locate evidence for this award in the materials provided to us. Please advise.

Board of Advisors, page 24

12.   Given you do not appear to have provided information about the functions and powers of your board of advisors, we reissue prior comment 27.

Executive Compensation, page 26

13.   We note your revisions in response to prior comments 28 and 35. Please explain the relevance of footnote 1.O to the valuation of equity awards to your employees listed in the table on page 26.

Certain Relationships…, page 28

14.   Given the agreement filed by you as Exhibit 10.7 does not appear to address the security interest granted to Harry Schoell described on page 28, please file as an exhibit the agreement that governs such security interest.

Recent Sales of Unregistered Securities, page 30

15.   Please expand your disclosure in the last two paragraphs on page 31 to clearly explain how the exemption under section 4(2) was available to you for sales of shares to your employees or customer. Cite all authority on which you rely.

Consolidated Financial Statements, page F-1

Unaudited Financial Statements for the Quarter Ended June 30, 2011

Consolidated Balance Sheets, page F-2

16.   Please delete the label "audited" from the column as of December 31, 2010. You may alternatively disclose that the balance sheet as of that date was derived from your audited financial statements.

Consolidated Statements of Operations, page F-3

17.   Please explain to us how the statements of operations for the six and three months ended June 30, 2011 are identical. Similarly respond with respect to the statements of operations for the six and three months ended June 30, 2010, which are identical except for interest expense.

18.   We refer to your response to prior comment 42. You indicate that no loss was attributed to the non-controlling interest in your subsidiary because "the subsidiary is in the startup phase, has no income and recovery of the losses from the non-controlling interests is not guaranteed." Tell us how your attribution policy is appropriate under the guidance from FASB ASC 810-10-45-21.

Note 1. Organizational and Significant Accounting Policies, page F-6

19.   We refer to your response to prior comment 48. While we see that you added certain factual disclosure about the reverse merger, the revision does not address the accounting for the transaction. Accordingly, please clarify how you accounted for the reverse merger. For instance, if the transaction was accounted for as a recapitalization of Cyclone Technologies LLLP, please disclose that fact.

Note 10. Stock Options and Warrants, page F-13

A. Common Stock Options, page F-13

20.   We refer to the revisions made in response to prior comment 55. Please expand to describe the terms and provisions of the cashless exercise feature referred to in your revised disclosure.

B. Common Stock Warrants, page F-14

21.   We refer to your response to prior comment 58. With respect to the warrants issued in August 2010 and June 2011, please describe to us any provisions of the instruments that could lead changes in exercise prices or numbers of shares. Also, tell us whether the warrants provide for cashless exercise or include any redemption features.

Note 15. Penalty For Delayed Delivery of Product, page F-16

22.   Please disclose how you determined the fair value of the shares issued in payment of the penalty and disclose the terms of the restriction on the shares. Please also disclose how the accrual totaling $125,000 was measured.

Audited Financial Statements for the Years Ended December 31, 2010 and 2009

Note 1. Organizational and Significant Accounting Policies, page F-22

I. Revenue Recognition, page F-23

23.   We refer to your response to prior comment 50. Please provide us a table of the components of the balance sheet item "Deferred revenue and license deposits" as of June 30, 2011 and December 31, 2010. Please tie the components to the disclosures about the arrangements presented on pages 3 and 4 of your filing.

M. Stock-Based Compensation, page F-24

24.   We refer to your response to prior comment 52 and the assertion that the quoted market price of your stock is not a sufficient, reliable or readily determinable measure of fair value. Please explain to us the specific circumstances that you believe are necessary in order for the quoted market price to be representative of fair value of your common stock.

25.   As a related matter, please describe to us all significant factors you considered in arriving at the 40% discount offered to cash purchasers of your shares.   Also, with respect to common and preferred share issuances for cash in 2009, 2010 and to date in 2011, please clarify how many shares were issued to third parties and how many shares were issued to insiders and affiliates. Further, tell us how your valuation method for compensation purposes considers the relative magnitude of the number of shares traded on the pink sheets versus the number of shares sold for cash.

26.   Further, please help us understand the impact of your policy for valuing non-cash issuances of common stock on the financial statements. In that regard, please provide us a table with the following information for shares issued for services or to settle liabilities during 2009, 2010 and to date in 2011:

    •   The date of grant (as that term is defined in the FASB Codification) and number of shares issued.

    •   The quoted market price on the date of grant and the price used to value the shares for accounting purposes.

    •   The date of the most recent cash sale to third parties, the number of shares sold and the price.

    •   A quantification of the discount from grant date quoted market price used in recording the non-cash issuance.

    •   A description of the nature and term of restrictions on resale.

27.   In various footnotes in the annual and interim financial statements you refer to shares
        issued as being "restricted." As that notion can have various meanings, when you refer to
        shares as being "restricted" please also describe the nature and term of the restriction.

N. Common Stock Purchase Warrants, page F-24

28.   We refer to your response to prior comment 53. We see that the notes to the interim and
        annual financial statements now disclose two different methods for valuing stock
        compensation for non-employee services. Please tell us whether there was, in fact, a
        change in method and how you have disclosed the change in method in the notes to your
        financial statements.

Note 8. Preferred Stock, page F-28

29.   Please tell us the conversion prices of the preferred shares on the dates of issuance for the
        preferred shares sold in 2010 and 2011, the quoted market price of the underlying
        common shares on those dates and per share common stock fair value you used for
        accounting purposes on those dates. As a related matter, please tell us:

        •   How you considered the guidance from FASB Codification Topic 815 in concluding
            that the preferred stock conversion feature was not subject to derivative accounting.

        •   If you believe that derivative accounting was not applicable, tell us how you assessed
            whether there was a beneficial conversion feature associated with those issuances and
            how you applied the related guidance from FASB ASC 470-20 in reaching your
            accounting determination. Please be specific in describing how you applied the
            literature.

Note 10. Common Stock Options and Warrants, page F-29

A. Common Stock Options, page F-29

30.   While we see your response to prior comment 55, please tell us how the notes to the
        audited financial statements provide the full information content required by FASB ASC
        718-10-50-2.

B. Common Stock Warrants, page F-30

31.   While we acknowledge your response to prior comment 56, the response does not explain
        how you applied the guidance from FASB Topic 505-50 in determining the appropriate
        accounting for the warrant arrangement with the Phoenix Power Group. Please provide a
        written response to explain how you applied the specific guidance from the cited FASB

Topic in determining the accounting for the warrant arrangement. Your response should clearly demonstrate that your accounting complies with GAAP.

32. As a related matter, please tell us the specific GAAP you are relying on in determining the appropriate method and period for recognition of the fair value of the Phoenix warrants in earnings. Please be specific in referencing the accounting literature applied in reaching your determination. To assist us in understanding the transaction, please also explain to us the business purpose of granting the warrant to the licensee.

33. Further, in light of the variable share provision of the Phoenix warrant, please tell us how you considered whether the warrant is subject to derivative accounting under FASB Codification Topic 815.

34. We refer to your response to prior comment 46. Please tell us why you should not correct the apparent error in the disclosure of the fair value of the Phoenix warrants.

35. We refer to your response to prior comment 57. Tell us how the notes to financial statements explain the discrepancy between the closing balance of warrants as of December 31, 2010 on page F-30 and the opening balance as of that date on page F-14.

36. We refer to your response to prior comment 58. If the table of outstanding warrants is limited to those warrants that are vested, please clarify that fact in your disclosure.

Exhibits

37. Please tell us why you have not filed as an exhibit your agreement with Renovalia Energy regarding the "specifications of which has previously been agreed to by the Parties in writing" referenced in section 4.1(a) of Exhibit 10.10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or Gary Todd, Senior Staff Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or me, at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc: (via e-mail) Joel D. Mayersohn, Esq.